UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
LIBERTY ACQUISITION HOLDINGS CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
53015Y107
(CUSIP Number)
OCTOBER 31, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 11 Pages

CUSIP No.	53015Y107	13G	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,613,800

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

10,613,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,613,800

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	53015Y107	13G	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,218,101

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,218,101

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,101

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12	TYPE OF REPORTING PERSON **

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	53015Y107	13G	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,831,901

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

12,831,901

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,831,901

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	53015Y107	13G	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,831,901

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

12,831,901

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,831,901

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	53015Y107	13G	Page	6	of	11 Pages
Item 1.
(a)	Name of Issuer

Liberty Acquisition Holdings Corp., Delaware corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas, 41st Floor New York, New York 10036
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d)	Title of Class of Securities

common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number

53015Y107
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No.	53015Y107	13G	Page	7	of	11 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
          As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) is the beneficial owner of 10,613,800 shares of Common Stock, of which 2,340,075 shares are a constituent part of the Company’s units (“Units”). Also as of the date of this filing, Millenco LLC, a Delaware limited liability company (“Millenco”) is the beneficial owner of 2,218,101 shares of Common Stock, of which 880,100 shares are a constituent part of the Units. Each Unit consists of one share of the Company’s Common Stock and one half (1/2) of one warrant to purchase the Company’s Common Stock (“Warrant”). Each warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.50 per share. Each Warrant will become exercisable on the later of the Company’s completion of a business combination or December 6, 2008, and will expire on December 6, 2013, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable.
          Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the manager of Millenco, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies or Millenco.

CUSIP No.	53015Y107	13G	Page	8	of	11 Pages
(b)	Percent of Class
          Millennium Management and Mr. Englander may be deemed to beneficially own 9.9% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 129,375,000 shares of Common Stock outstanding as of August 7, 2008, as reported by the Company on its Form 10-Q, dated August 8, 2008.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

12,831,901

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

12,831,901
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          See Exhibit I.
Item 9. Notice of Dissolution of Group
          Not applicable.

CUSIP No.	53015Y107	13G	Page	9	of	11 Pages
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 7, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	53015Y107	13G	Page	10	of	11 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP, its managing member

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan

Name: David Nolan Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan Title: Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander

CUSIP No.	53015Y107	13G	Page	11	of	11 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Liberty Acquisition Holdings Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP, its managing member

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan

Name: David Nolan Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan Title: Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander